

August 23, 2011

Mr. Walter Z. Berger
Executive Vice President and Chief Financial Officer
Leap Wireless International, Inc.
5887 Copley Drive
San Diego, CA 92111

>   **Re: Leap Wireless International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
>   **Filed April 29, 2011**
>   **File No. 001-34865**

Dear Mr. Berger:

We have reviewed your response letter dated July 26, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 7. Significant Acquisitions and Other Agreements

Denali and Savary Island Transactions, page 111

1. Your response to comment 4 indicates that Ring Island Wireless is the controlling member of Savary Island Wireless LLC. Addressing the consolidation criteria of ASC 810-10-25-38 through 25-38G, tell us how you determined that Leap Wireless holds a controlling financial interest in Savary Island Wireless LLC and thus is this VIE's primary beneficiary.   Describe for us how Leap Wireless maintains the power to direct

the activities of Savary Island Wireless that most significantly impact this VIE's economic performance.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director